EXHIBIT 99.15

Press Release

Angola : Total will Launch a Fuel Retail Network with Sonangol

Paris / Luanda, December 21, 2018 - Total has agreed to develop joint activities in the downstream petroleum sector in Angola, with national company Sonangol. Already long-term partners in the upstream business, the two companies have decided to establish a Joint Venture company to develop a common retail and distribution activity in the country, the fourth largest market in sub-Saharan Africa.

While developing B2B activities, the Total-Sonangol Joint Venture will initially focus on fuel distribution and lubricants sales on the B2C segment, starting with a network of service-stations under the TOTAL brand.

Depending on the outcome of the ongoing liberalization process, Total also intends to address through this partnership both petroleum products logistics and supply, including imports and primary storage of refined products.

Under the current agreement, Sonangol will bring in 45 already existing urban and highway service-stations, with a key presence on selected locations in 10 coastal and central provinces. Total will work alongside his partner to rapidly develop this network, in order to meet the highest international retail standards and improve fuel quality distribution throughout the country. The newly-established company will invest in both infrastructures and marketing activities and will benefit from Total’s expertise in retail and its customer-minded approach.

“Total is very pleased to establish a new partnership in Angola, following decades of collaboration in upstream with Sonangol. Through the establishment of these joint fuel distribution activities, Total is further strengthening its footprint in the country.” commented Momar Nguer, President Marketing and Services and Executive Committee Member at Total. “This agreement is in line with our strategy to expand in large growing markets worldwide. Already the largest retailer in Africa, we intend to capitalize on this opportunity to roll out in Angola our offer of products and services and to develop additional synergies, for the full benefits of the Angolan customers.”

The transaction is subject to competition authorities’ review.

About Total in Angola

Present in Angola since 1953, Total is the country's leading oil operator. Total's production averaged 229,000 barrels of oil equivalent per day in 2017 from Blocks 17, 14 and 0, as well as Angola LNG.

In addition to the Kaombo project on Block 32, Total also operates Block 17 (with a 40% interest) where investment decisions have been recently taken on the Zinia 2 CLOV 2 and Dalia 3 projects. Total is also a partner in Blocks 14 (20%), 14K (36.75%) and 0 (10%), as well as Angola LNG (13.6%) and several other assets. Last May, the Group signed a risk service agreement with Sonangol for the deepwater Block 48 exploration license, which Total will operate.

In Angola, Total is fully committed to contributing to the development of the Angolan oil industry by training the local workforce. Total is strengthening the local economy through its ambitious program to develop and maintain local talents.

About the Marketing & Services division of Total in Africa

The Marketing & Services division of Total develops and markets products primarily derived from crude oil, along with all of the associated services. Total is the leading distributor of petroleum products in Africa and serves everyday more than 2 million customers in its network of over 4,500 service stations in 40 African countries.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l  @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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